Filed by Selina Hospitality PLC pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BOA Acquisition Corp.

Commission File No.: 001-40102

John Jannarone, Editor-in-Chief - IPO Edge: Good morning. Thank you for joining. I’m John, General, and editor-chief of IPO Edge here, with a very, very interesting company that’s going public through a merger; the company is called Selina. This is a hospitality and lifestyle brand that really focuses on creating environments for Gen Zs and millennials to live, work and play all over the world often in a very nomadic fashion. We’re going to learn a lot more about that. But again, we just like to remind everyone of this merger. We’ll have a vote on October 21st scheduled for now, and even if you’re not a large shareholder, it’s important to remember that all votes count. So please vote your shares if you are a shareholder. Now, I just want to remind everyone also that we’re gonna have a Q&A later in the program. You’ll be able to ask both Rafi Museri, the CEO of Selina, Ben Freeman, who’s the President and CFO of BOA Acquisition Corp questions. So the simplest way to do that is to shoot them to us directly; they are in your zoom portal, or, if you prefer, send an email to editor at IPO-Edge.com, and finally, just shortly after we wrap up today, we’ll publish a replay of of this this event, which we encourage you to go check out. You can find it most easily on our website, IPO-Edge.com, or you can just go to the BOAS on your Bloomberg Terminal, or on Yahoo Finance, and it’ll appear there as well. Before we bring the guests on. We’ve got a couple of great videos that give you an overview of what Selina is all about. So let’s Let’s take a look at those

All right. Terrific. With that I’m going to pass the baton to my Co-Editor, Jerek Banks, who’s going to introduce today’s guest. Jared.

Jarrett Banks, Editor-at-Large - IPO Edge: Thanks, John. Welcome to our guests Ben Friedman, President and CFO of BOA Acquisition Corp. That’s a stack under their BOAS on the NYSE, as well as Rafi Museri, the CEO of Selina. Welcome, gentlemen Ben, if we could. Let’s start with you. We cover a lot of specs here at IPO, and we always like to ask the question: what you were looking for in a target? And what was it about Selina that was so attractive from the rest of the companies out there?

Ben Friedman, President & CFO - BOA Acquisition Corp: Jared and John, thank you so much for having me on today. It’s a pleasure to speak with you. When we launched this back, we were looking for disruptive enterprises trying to leverage our experience in both capital markets and real estate to find what is going to be the next dynamic company, whether it was a technology or a real platform, and guess what? We got so excited about Selina as we saw the progression of the pandemic. And, kind of the destruction in the hospitality space to see the company as dynamic as they are. That had a forward-looking vision prior to the onset of remote work. And to have the scope and scale, and we’re talking about a business with 163 locations, 25 countries, six comments, and I think what is so tremendous about where Rafi and his team have built over the last seven years is an ecosystem where you can work, stay and play.

Their box is powerful. It’s able to grab a larger share of your wallet than a traditional hospitality company. And when you think about that, and now this transition, where you see Fortune 500 companies shifting towards remote work, freedom and movement of travel. The evolution of the cloud has made it a lot easier. Even in the most state industries like banking, and corporate finance in general, record profits at a time when people weren’t even in the office. So what that really tells me is this is here to stay, and millennials and Gen. Zs, this is the largest hotel company centered upon that. That’s really really powerful. Hilton’s tried to do it. Marriott’s tried to do it. And these guys are two times as large as the competition.

And furthermore, when you think about a management team in a business that you want to invest in in the long term, they’ve been able to execute on a vision that nobody else has. We’re very encouraged by the company’s progress, and if you will get the financial results we release today, It’s a powerful story to tell when you look at one 142% year over year. Revenue, growth occupancy, and all of these things are trending in the appropriate direction. They open 13 locations in the first half of 2022, and we’re trending towards break-even, if not positive, on a go-forward basis. Those are the types of businesses you want to be a part of. Kudos to everybody out there that was able to raise capital for businesses that were pre-revenue and things of that nature. But I think we’re all smart enough to see the market shifted, and that is powerful. It’s here to stay. It’s global in nature, and we’re just excited to be a part of it. I’m happy to be working with my friend and partner, Rafi as we try to take this company to the next level and become the world’s largest hotel company.

Jarrett Banks, Editor-at-Large - IPO Edge: Alright. Great answer. Rafi. Let’s turn to you. Tell us about the inspiration for Selina. Obviously, we just saw those great videos. What’s going on in the hotel industry? And how is Selina responding to give travelers what other hotels can’t?

Rafael Museri, CEO - Selina: Thank you very much. Thanks, Ben, for the compliments, and let’s talk about why we were born, and that’s going to help to understand what we’re building, what are the solutions that we are catering for. The first thing and the most important is that the very large market research leads to a conclusion that 68% of those generations care about experience more than materialism. That was one very, very important thing which is completely different from generation to generation. It is completely different from the baby boomers, which means there are 45% of the demand looking for something very, very unique, and the majority of the supply is not really delivering this experience. So there is a mismatch in which someone needs to jump. Right now, once you discover a mismatch between supply and demand. The question is, how quickly can you provide or deliver the solution from scratch and locations, and that’s gonna take you three to four years to build each location. It’s gonna take 150 to 160 locations to get over two million customers. What you’re experiencing this year will take us a long, long, long time. And as a result of our growth strategy, which is to build technology, it’s called the distressed asset finder; we’re looking for underutilized hotels. There are thousands of those, perhaps many institutionally owned, that deliver very, very low revenue as a result of lack of relevance. Our technology discovers those hotels and then after four months conversion they open. As you’ve seen in the video, we add Art, upcycling, recycling, and putting a lot of content and energy into the spaces. And Selina on average creates 2.4x times more revenue than the previous operator just by—we call it destination building strategy—bringing the local community, bringing our customers and putting them together in one room. One thing about the need, if you think about it, is the concept of working, playing, and staying in the same box that was not existing in. Now, usually you go and stay somewhere, and you go and play somewhere else, and you go to work somewhere else. The ability to do it together in the same box was very, very important for us, and we also democratized the price of accommodation all the way from shared accommodation, family, all the way to a very high end suite in the same location. You can have a thousand dollars in a bedroom, and you can have a group of six friends from L.A staying in a shared bedroom. We can generate out of these rooms $300- $400, but it’s maybe divided by six people. So people are spending depending on their financial situation. They’re shifting from one product to another product within the same box and the same brand under the same values.

Jarrett Banks, Editor-at-Large - IPO Edge: All right now. Staying with you, Rafi. How did Covid impact the industry? And Selina specifically?

Rafael Museri, CEO - Selina: 2015, we conclude our market research. We open up first Selina, we put a cowork. Many, many people laugh at us. What? How? What’s the connection between coworking and a hotel? Nobody understood, the first people we pitched that there is a community of digital nomads, and it’s growing. And at this point, it was kind of weird for most of the people that coming from the traditional hospitality world. 2017 and 2018 we already have forty, fifty, and occupancy in our core. We start increasing over fifty, sixty. That’s what the market realized. There is a real, true, huge community, all people that travel while they work. What the pandemic did was just triple the side of the community. Over one hundred million people right now are looking for solutions where they can stay and work in a comfortable way, and they could save money. So if someone used to make a one hundred thousand dollars annual package, and the cost of leaving was seventy-five thousand.

Right now, this same person is allowed to work remotely. He can live in Peru, Costa, Rica, or Mexico in Tulum, while he’s providing services for UK Company or US Company and he’s buying a full calling package from Selina at thirty-five thousand a year, having an incredible time meeting new friends who come very healthy through a lot of wellness activities.

So I just think that it, and that’s not that’s here to stay. It’s not going to leave remote work and teach them how much . Community will keep growing year over year.

Jarrett Banks, Editor-at-Large - IPO Edge: I have to say it. It sounds very tempting, especially when it turns to winter here in Chicago, but tell us a bit about the competitive landscape, lots of big global brands, youth hostels, and plenty of short term rentals. What do you offer? That they can’t?

Rafael Museri, CEO - Selina: So the most important thing to understand about chains, 99% of them standardize the product for them to be able to scale. You Build a product book and you build a management team across ten, fifteen countries. You give them the product book, and they don’t like scaling the results of this scale, growth strategy that the product is the same all around the world. You’re not surprising, your customer, and you’re not delivering local experience and authentic experience. Now let’s talk about the maintenance, and they don’t like tourists. They want to feel special. They want to experience what locally they have to offer. So if you cannot basically build for them a global chain that’s standardized the pro. So you need instead to standardize the process that’s going to lead to unique local experience. Selina Higher Experience Board Local Board raised young millennials in every village in the world, from Ecuador to Chelsea, New York, to Dc. Union Market, to a small village in Costa Rica.

They were born right. They know what the local community loves to do. They decide what we’re going to do there. They decide what food we’re going to serve, what content, what programming, and what experiences we will deliver. We follow the advice of the local community, and we build the product based on their advice that, in my opinion, creates it. It’s a little bit more difficult to scale it. It Takes longer to build this gross engine, but once you’re doing it. You have a huge competitive advantage over the brands that continue to scale the same product.

Jarrett Banks, Editor-at-Large - IPO Edge: Got it? Now you have a proprietary technology that helps you source new locations. Look for distressed properties. Can you explain how it works, and how it gives you an A.

Rafael Museri, CEO - Selina: Covid started early two thousand and twenty was obviously the short term rentals, and the shorter vacation is gone for a while. We own our Pms. We own our data lake. We own the core fundamental technology. It allows us within two or three months to build a new product called Selina Passport. Call it to allow people to leave within the brand. , if I didn’t own this technology, it would cost millions of dollars and take a year to adapt global Pms to those needs. It’s just a one tiny example. I have hundreds of examples of how we need help from a Gm. We’re in need of a country partner or a need from an experienced manager to come to the global tech team saying, Hey, We just discovered this new desire by millennials or by our community, and we would like to build a solution for that.

Rafael Museri, CEO - Selina: A meeting can take place on Wednesday week after we’re launching a product process, and we build a solution for them, so it gives huge flexibility and competitive advantage to be able to do changes for two generations which are not the same as we know. They have different needs, and when you have different needs you need to be able to adopt your system for those needs. It’s critical.

Jarrett Banks, Editor-at-Large - IPO Edge: Got it now, can you explain your pricing model? You’ve talked a little bit about it earlier. How are you able to offer such good prices to guests and still make a profit?

Rafael Museri, CEO - Selina: So to democratize. Let’s go back for a second. When you go to a coffee shop in Williamsburg you have a hundred and fifty people in front of you having a beer, or you go to a coffee shop in Brooklyn, and you look at the crowd. You have no ability today, to state just exit fifty million dollars, and who just counts the three beers. Impossible to know today. It’s impossible to know it in the Cinema. It’s impossible to know it in 99% of bars all around the world. So you have no idea in the hospitality, In the traditional hospitality of the two stars, the three starts, the four, five, is the only industry that didn’t disrupt prices. And basically then, if you rich, this the product for you, if you’re less rich, this the product. If you have no money, go to hostels. This is kind of the way the market used to look at it. It’s wrong. We democratize accommodation. We don’t care if you’re twenty dollars a day, if that’s your budget for today, and you’re coming with a group of friends. You’re gonna have a dorm of six. Yeah, it’s much higher in dorms. It’s a much better product.

It gives the privacy it’s with incredible linens, It’s nothing like the traditional hostels, and there is always the mindset of the people. But in the same exact building, you have a standard room, which is kind of the three stars, and you have the suite, and you have the loft, which is a five star product. In the common area, it is the same feel that you get, when you go to the beer bar, in the rooms behind the door. One person can pay five hundred dollars, and now the family can pay one hundred and fifty dollars. It give a lot of flexibility.

Jarrett Banks, Editor-at-Large - IPO Edge: right now. What kind of impact do you have? Once you remodel and rebrand the property we saw a video sort of highlighting that. Can you give us a bit of a before and after example, and explain how it shows the proof of concept?

Rafael Museri, CEO - Selina: First of all, half of the rooms have one person, half of the room and a couple right. So in a Hundred Keys Hotel, you have one hundred and fifty people. It’s one hundred and fifty people. In a Selina convert is one hundred and fifty beds so three hundred and fifty beds, because twenty-five of the rooms become dorms, and the others become family rooms, and others become private. By doubling the amount of people, you’re doubling the amount of energy, you’re doubling the amount of connections and happening between people, either lonely, depressed.There are social issues in those two generations when you increase the chance of them making a friend connecting to others. It’s huge for them, and that’s number one. Another aspect, we’re taking those spaces, we’re designing them in a very interesting way, and we’re injecting content into every square meter. We bring energy by doing that on average one hundred and sixty properties, twenty-five countries, six continents and we’re doubling the revenue of a space within four months of conversion again internally. That’s called destination building strategy. It’s one of the core strategies of this organization.

Ben Friedman, President & CFO - BOA Acquisition Corp: But and just to touch on that, if you think about the revenue breakdown and the ability to take a larger share of somebody’s wallet as raw. You mentioned. You don’t ever have to leave this hotel, This box has everything you could possibly want. You’ve got your room. You’ve got excellent food and beverage offerings at every location you have experiences you have content and programming. You have the ability to spend your day working there, which means It’s more likely that you’re going to have lunch, breakfast, and lunch with me, and then at night i’m gonna have an event, a welcome drink. You’re gonna meet somebody, and , generally speaking, people have a good time. They like to come back, which is why . Not only have we seen our utilization of Otas go down, and our direct bookings go up year over year, but we continue to see and gain a larger share of people’s wallet, and the part that I think is really really special about this company, and something that we found incredibly attractive from an investment thesis perspective is regardless of who’s staying at the hotel. I’m.

Effectively a fifty fifty split between my rooms and my food beverage and experience and that experience whether it’s yoga classes, Dj, concerts, things of that nature. I mean, over the weekend we turned the Chelsea location into a five story, eight Djs, all night party where we were able to, have celebrities come in, and things of that nature, it really, spoke to the fact that people weren’t even staying there. They were coming here to hang out. 25% of the total revenue of the company comes from people that don’t stay there, and which is why, in Covid we we were able to take advantage of that local community, as Rafi mentioned, with the experience, board and things of that nature, to be able to drive ancillary revenue streams, and create this brand equity that has made us so powerful because of our global reach.

So, we’re more than just the box for people staying there, or the box for people that also want to come. They want to eat at our restaurants. They want to attend our concerts, they want to be a part of this community and this global fomo that Rafi often speaks about. And that’s a really really powerful tool for us, which is why our NPS is two times higher than any other hotel company. We’re the brand and the hotel, for twenty, five to fifty, five year olds. Just to talk about NPS, it takes Brand thirty, forty, fifty years to build experiences, and from a customer support, Customer service in order to deliver the twenty and the thirty NPS Selina average is one year and ten months the average age of the global portfolio. And it’s been said, we’re close to double guest satisfaction. Then brands up here with a lot of experience. It doesn’t mean that we don’t have a lot to learn from those brands. I think we have a I believe that by disrupting industry you need to very carefully, and all the industry to ensure that you’re learning from their experience in a very, very humble way, because there is a lot of accumulated experience there. But at the same time do not be afraid to treat others differently, the customers, and listen to their needs.

Jarrett Banks, Editor-at-Large - IPO Edge: All right. Another great point. Speaking of guests, how long do most of them stay? and what sort of experiences do they have on these nomadic journeys? Or are they? Are they meeting their spouses? What can you tell us?

Rafael Museri, CEO - Selina: First of all, are there those in Zoom. Couples, marriage you like, so many people made it in Selina, and we have thousands, just incredible stories which you’re accumulating through the years. But yeah, you have people living in Selina for over a year and a half and two years you have five thousand five hundred people that bought Selina call it passport basically it’s a living package. They’re going to Peru with the great weather, and their friends are going to Peru, and then they met a friend in Peru, and they and these friends say i’m going to Greece for Summer. They’re going to Paris, Athens, and then the other is in a great Liverpool game, and then they’re traveling to UK and then say, Okay, I heard about Brighton. They keep traveling within the brand, and they’re going to find the same six type of rooms from the dorms to the simple micros to the standard today, and they get a meet always the library, they’re going to meet always the cinema, and always the core; they do have consistency around the type of products, the content is always a different. So this is one important aspect. The average day of the short term has grown since Covid from about two point six, two point seven to about three point five, three point eight.

It’s about a 30% increase in the average length of state. But it seems that we see more and more people that buying into the long term packages and and leaving within the brand and and those prices range between five, six hundred dollars a month for dorm bed and co-work globally three, four thousand a month, and that’s going to be a remote year, package or suite globally

Jarrett Banks, Editor-at-Large - IPO Edge: Got it. Now let’s talk about expansion. You’ve got capital partners already in place to finance your expansion. You tell us how that will work. And what makes the model different from all the other startups that recently went public.

Rafael Museri, CEO - Selina: So first, I said from the very beginning, that companies need to make decisions about what they stand for. Right? you need to think. If you want to be a developer, you want to be a content provider. There is a right side of our brain, and there is a left side of our brand, the company to know what’s the focus. I truly believe that you can’t be the best construction company or development while you’re an incredible holistic content. Provider and for a generation, that 68% appreciate experience over materialism. The best decision is to be on the right side of the brain, and this is one. So we were looking from day one how we could expand without the need. This conversion and we came up with the product, financial protocol, and local partner. Every joke we had a party, the partner committed to fund, and almost one of the conversion costs of a non-relevant old hotel into a Selina. This process that takes three to five months that it described before, fully funded by real estate institution, reads and local players, those local players making Selina, catching up quickly with the real estate, know how for me to come to Brazil, we close over ten billion Brazil in less than two and a half years. I couldn’t make it myself without a very strong local reach from Brazil that made me feel local from day one, and at the same time making my growth go into Brazil almost zero, and not just that We’re even collecting some technical services for every new bed. So growth becomes almost as a cash positive event for Selina as those technical services that we are collecting are higher than our pre-opening contribution into these specific assets., we’re gonna keep growing with local partners, obviously being a public company allows us to reduce the cost of growth capital. We already started experiencing some cost reduction, and we’re gonna keep improving our offering to those local partners. And really state players

Ben Friedman, President & CFO - BOA Acquisition Corp: really really critical here, because if you think of the cost to capital, particularly in a market and rising rate environment, to have the ability to be able to refinance out, particularly if you’re one of these capital partners, buying something in an acap because of the location of the jurisdiction all of the sudden. Not only am I going to get some sort of equity, multiple improvement, but my cost to capital will go down because Selina is now public. And so they’re able to utilize other people’s money, give them an equitable return, and at the same time take some of the upside. So it is every single deal I want to say, almost, over the last, call it 18 to 24 months, Selina’s effectively taking a great percentage and what you see when Selina and her as a neighborhood enters a new location, is, they’re able to drive up rates, across the board in that community. There’s now a really cool, they’re striving for foot traffic that, obviously, has an ancillary benefits to that street to that neighborhood. And that makes it attractive. If you’re a large capital provider. where we publicly trade a company’s things of that nature in any of these jurisdictions. And so , it’s symbiotic and as a result. As Ralph you mentioned, we don’t have any out of pocket costs because we’re bringing and adding so much value. They want to give us some of the equity upside, and they want to give us this technical services fee, which, to put it a little bit more simply, it is effectively a development fee. It’s for being a manager for operating the property, and that’s the ancillary benefit. That is, a cash flow event for us, and It’s always better to build with other people’s money, and manage and operate the property and take advantage of all those revenue streams.

Jarrett Banks, Editor-at-Large - IPO Edge: That’s another great point. And speaking of local communities, how do they benefit when Selina opens a property?

Rafael Museri, CEO - Selina: So first of all, we’re offering the rooms, we’re offering food and beverage, we offering experiences. Experience is a sub, eight or nine products to be from retail to to different wellness activities, file activities, etcetera, 100% of those activities. It’s a lot of offerings come from the local community, either in a consignment base or any sort of partnerships, so that number one number two Selina, thirty to forty of our locations are remote experiential. Serve villages, mountains, et cetera, where the traditional big brands are not coming. Selina is a very unknown brand. From then again, you were coming in. We’re creating a lot of buzz and many other brands start following us and start opening locations. We’ve seen it in Morocco, near Peru, in Costa Rica. We were sure we were the only cool brand that found this amazing surf down. And then it ended up like two years after many other brands that were creating a little of growth for those images. And and and I think, pushing the economy forward, also creating a lot of jobs in those places, and remember it is Ben said, 25% of the revenue come from the local community. So for them it’s a new cultural, social hub. They have new things to do. There is a new, cool kind of melting pot between international and the local community relationships, a lot of things

Jarrett Banks, Editor-at-Large - IPO Edge: all right. That sounds great. Now. Your properties have an average age of just under two years, but you already have extremely strong brand loyalty. Can you share a little bit more on that.

Rafael Museri, CEO - Selina: Yeah. One of the best ways to measure the strength of your brand is you. You two communities need to like your right strong brand for me. You need to be loved by your landlords. You need to be loved by your customers, and on the landlord side just a small comment. Again, as we Selina build, a strong reputation is in Covid, where many brains lost a big percentage of the inventor. We didn’t lose even one transaction. One deal we succeed in is to stay in a great relationship with more than one hundred landlords around the world. And and and I think this is a key component, our growth going forward,maintaining this ratio and the customer side. The best way to measure the strength of a brand is by directly booking what percentage of the booking is coming directly to us. Today cylinder experience is over40% of the booking, and in our mature property over 50% of our booking. It’s organic traffic. We’re talking about over two million people that will visit here, and emotionally it’s a big amount of people that engage with the brand, and the fact that in all the countries that are over two years old over fifty of them are just already loved. Selina, or heard about Selina, is an important component of loyalty.

Jarrett Banks, Editor-at-Large - IPO Edge: Speaking of engagement, let’s talk about your marketing strategy, and how you’re able to attract guests, organically, is it simple reputation, word of mouth? All of the above,

Rafael Museri, CEO - Selina: I think word of mouth is an experiential product everywhere. Not just Selina, many, many brands, delivering great experience, creating word of mouth, word of mouth have always been, and will always be, the strongest marketing tool for any company. Always this important argument: how much money you invest into your product versus into your marketing. And yeah, we will keep investing the majority of the into the product into the improvement of the product and the offering. That’s what led to the word mouse. Happy customers speak to over ten, fifteen people. If you have two million happy customers, you have an exposure of two hundred million people going to hear about it right? This is the strategy, doesn’t mean that in the new destinations you don’t want to use the traditional tools, online travel agents, booking dot com as expedia, et cetera. It’s a great tool to use as a penetration strategy for a new place. Right? Direct booking performance strategies right to use Facebook, twitter, tik tok and other relevant tools management to new areas. Once we become a destination, it’s the day that we feel the brand is strong enough. That’s where you start reducing the Cac (customer acquisition cost) and you start enjoying higher organic engagement which proves the financials can become 20% cost and when you would use the cac to ten, That’s where profitability is. So organic traffic leads to higher profitability, and being a relevant brand is a key component to it.

Jarrett Banks, Editor-at-Large - IPO Edge: Okay, now, with the rising interest rates around the world, are you seeing better opportunities to buy properties? And are you planning any M&A as part of your strategy to acquire more properties.

Rafael Museri, CEO - Selina: So first of all, again, there is the financial, slow down - globally - and there is no question about it, and it’s a result that there is an interest increase, et cetera, for me. And at the same time we’re becoming a public company. So from the moment Selina communicated to the market our intention to become a public company, we started receiving a lot of proposals from more institutional companies and experiencing negotiation of bigger portfolios that’s supposed to reduce transaction costs and speed the growth. That’s something that we definitely are… we’re already experiencing it. The second positive thing we’re experiencing is more appetite and desire to become. Our local partners in the new geography are Asia and Africa which record the negotiations. This is one the increase in interest, and and which which, again, a also lead to to inflation in the hospitality industry is, you can adapt your prices through technology, revenue management software what’s called rms or in-house staff which become professional in adopting prices on a daily base monthly based on annual base, allowing hospitality brands to overcome these challenge. I think a little bit better than the the obviously than the residential or other commercial long term lease companies,

Ben Friedman, President & CFO - BOA Acquisition Corp: I think what also is critical. Here is the company, and then management has been incredibly responsive to the change with which investors are valuing companies, from a cost management perspective, year over year we’ve seen not only as a percentage of revenue corporate overhead come down, but on an absolute basis as well. do get a lot of benefit with the bigger you get from these economies of scale, the ability to, utilize the draft you mentioned, revenue management systems, property management systems, all of that accrees to your benefit, because the technological infrastructure has already been put in place, you can see it, if you were to download the app today. The ability when you check in, you can book it on the app you check in. You can utilize everything you hold your arm up. He’s got his Selina bracelet on. A lot of these have chips on them, we become a cashless exercise. For whatever reason people tend to spend a little bit more money when they’re not actually pulling out dollars or are utilizing their credit cards. So, we see revenue uplift in that manner as well. I guess what I’m really trying to say is, they understand the market dynamic, and they’ve been able to take advantage with a leaner operation. Which is why, when you look at, year over year, adjusted, On improvement, we’re trending very, very close to breaking even and positive for you. But I would believe, over the next twelve months. So all that is, while inflation exists, and a lot of these opportunities, as Rafi mentioned, we’re dynamic. Our prices change every day.

Ben Friedman, President & CFO - BOA Acquisition Corp: so it’s just a little bit different from a subculture with hospitality. These would be fixed call enterprises.

Jarrett Banks, Editor-at-Large - IPO Edge: It’s another great point. It’s about removing friction with this age group with those arm bands. i’m gonna bring in my co-host John Jenner and back into the Mix, and we’re gonna take questions from the audience.

John Jannarone, Editor-in-Chief - IPO Edge: Alright, Great thanks. Jared. , gentlemen. , we’ve got a few more questions, and then we’re gonna take some audience questions. , although one one that already had come up with what we want to hit. Here are the currency fluctuations. So you’re operating largely outside of the Us. ! Is there any impact that investors should be considering from the rise in the Us. Dollar Can it help you? , if you’re charging in US dollars and you can take advantage of lower local costs.

Rafael Museri, CEO - Selina: Look overall again. Hedging strategies, any company needs to have the right hedging strategy. It depends on the time. I overall believe that It’s something that in the long term it’s changed sometimes to your benefit. Sometimes it’s hurting you. But overall, we are operating in US dollars in the United States and in most of the markets around the world. So we’re quite protected around it, but it’s still it. It doesn’t mean that in places we’re operating with local currencies, we aren’t designing the right adding strategy in order to be able to protect changes.

John Jannarone, Editor-in-Chief - IPO Edge: Okay, Great . Now, just a question to brand you in terms of some of the other concepts that are out there, I mean, I think a lot of us have been to places like the Standard or so house or Ace Hotel. What is it? Rafi: I think You’ve already explained that you democratize it. Those places are all relatively expensive, right? But you do see people working there, perhaps not the full suite of offerings that you have. But just explain how those , those, let’s say legacy concepts are different from yours, and how you go further than they do.

Rafael Museri, CEO - Selina: First of all, I think you touch incredible brands. I think Ace Hotel. It’s an incredible company. I stayed many times in my life, and ace did a great job building unique experience, exactly as Selina aims to do per community. When I visited the first Ace Hotel in Shortridge East London, I was amazed how it’s become the number one place for the East London community, and then I’ve seen them doing the same in the US. I’m impressed by any brand that succeeds in creating local experience. Seeing standard is doing a good job. I think that what makes Selina different is that we succeed to build an engine that can scale ACE hotel born way before Selina was born, and he wearing one hundred and sixty-three properties in all around the world, building a global solution for this community, and while other brands again, for whatever reason, maybe it was not a strategy. None of those experiential brands succeed to get over the sixteen fifteen twenty properties,very specific high-end markets. the same customer that is going to New York and Dc and Chicago for work going for Toulouse, going to Tel Aviv. And then when you go to Tel Aviv to go to the desert, because he heard that there’s an incredible experience that you want to jump to Sinai, and they want to go to Jordan. Let it come back to Greece. The question is, how much of this trouble you’re going to capture, and we’re, I think, succeeding to build an interesting growth strategy which allows us to scale. I still, repeat, you gave example of three great brands of creating very, very good experience, and I appreciate very much those companies

John Jannarone, Editor-in-Chief - IPO Edge: great and just one more question how to differentiate your concept from other offerings that are out there? When you look at shared workspaces We Work, and countless others, down in Florida there are a lot of smaller start up ones. What is it that you’re doing that they’re not? I mean, obviously, people are going to sleep at your properties, and you’re not sleeping at those places generally. But do you think that that adds to the sense of community? I mean, is it a better model to actually incorporate everything rather than just make it a shared work area?

Rafael Museri, CEO - Selina: If I’m taking a yoga class in the morning, and then I’m going to work, and then at 4:00 PM. I’m going for a drink in front of the ocean, and then in the evening they have a live music session or an interesting talk. Yeah, my emotional engagement with this bread is higher, and 61% of our customers make a friend. I don’t think we were born in 2014, with the mission. The mission didn’t change. We’re here to inspire. Make full connections between people. Over three thousand people are gonna repeat. This is what we’re doing. This would make us unique. In my opinion, it’s not easy to facilitate those social connections while you’re trying to be profitable. You’re trying to create traffic. You’re trying to build brand, and you constantly need to try to help people to meet The

Ben Friedman, President & CFO - BOA Acquisition Corp: This is our mission, this one we’re going to keep doing forever like this will be to make a special in my view. John, when we look at these co-working facilities. What’s really unique, and I know Airbnb is really struggled with this concept. But we have people that stay at Airbnb’s and then they run our co-working does not have to be exclusive to staying in a SelIna that’s pretty powerful. That shows you that this brand resonates with a customer base. And that’s why I come back to this concept that 25% of total revenue is for people not staying at our hotels, because we’re selling them food and beverage and co-working, and therefore we’re taking a greater share of their wallet than an airbnb ever could hope to

John Jannarone, Editor-in-Chief - IPO Edge: that’s an interesting point. So, for instance, I believe you have a location in Chicago or Jared is, I think you’ve got one in Florida, so we could go there, have lunch, hang out and work. That’s totally possible. Right? Always Alright. Great now. Democratized Hotel Company just quickly. ! Who are your guests? We talk about Gen. Z. Millennial at a high level. But are they mostly from one part of the world, Or is it a very international makeup?

Rafael Museri, CEO - Selina: The average age between thirty to thirty-five, it’s very difficult to reach. By the way, Hostels average age between twenty to twenty-three, and it’s too young for many people. And then we go to the traditional hospitality, it’s forty-five to fifty, which becomes a little bit very interesting. You see that the thirty to thirty-five everybody feels comfortable. The twenties want to be kind of under thirty-five. They feel very comfortable to hang out with them and the fifties, and the forty-five feels very comfortable to hang out with age. So it’s an important component, and again. It’s. It was the average night. We state in 2014 near we are maintaining this thirty to thirty-five years old everybody changes. This is number one, and number two, people did appreciate the experience. They appreciate content, they appreciate Comp programming. They appreciate the local community and they care about the planet, They care about social experiences, and this for me are our customers today

John Jannarone, Editor-in-Chief - IPO Edge: Great. Now I want to get into the financials. It’s a little bit more. I think both of you touched on it. But those just crossed the wire this morning, as I’m sure a lot of our viewers know. Very impressive, the one number that jumps out and uses the same store sales number, which is, I think, almost one hundred. Ben, Rafi, either one of you. Are there any other numbers that investors should zero in on that you’re especially proud of?

Ben Friedman, President & CFO - BOA Acquisition Corp: Well, I I think that your hotel company It’s very simple. It’s how many rooms do you have? What can you charge for them? And multiply that by the occupancy across the board we saw improvements in our ADRs, which we qualify, as, revenue per available bed, RevPab or total revenue. That’s all. A significant increase at the same time. Occupancy jumped 60% So the denominator, and that equation makes us look a little bit better, Adjusted EBITDA coming in near break-even that. That’s an incredibly powerful message, because, as an investor, what I want to know is from multiple perspectives. If I take, say it’s fifteen times the historical even on multiple of hospitality hotel companies. Well, we’re really at a powerful inflection point where not only are we able to grow the number of locations, but we’re able to grow it profitably and see a higher conversion rate both on top line and the bottom line. So I would really say, across the board every number improves sequentially. You’re over a year first half 2021, the first half, 2022, and that story that trajectory keeps getting better because we become a more efficient operator. We’re doing it with less people, less corporate overhead. We’ve got great technology underpinning it, a standardized process, It’s really allowing us to drive growth in an efficient and effective manner.

Rafael Museri, CEO - Selina: Great.I will add you a small point from my perspective again, 2018. It was a year that Selina moved from Central America to Europe, to Israel, to Africa. With the year the corporate overhead is a percentage of revenue. It was almost one to one, and to see how Selina, right now, going below 20% towards the 50% corporate overhead is the percentage of revenue, and knowing that next year it’s going to get closer to 10% and this is for me, it’s key because the size of the company, if it’s big enough, allows us to achieve profitability. And this is important. If we couldn’t run. the revenue and the operations you’re running today with a ten to fifteen team. It’s very difficult to reach profitability. The fact that we become a public company. We’re reaching those percentages, we succeed through technologies to reduce the size of the global team delivering high revenue and better profitability This is for me. It would make me feel very good about what’s coming.

John Jannarone, Editor-in-Chief - IPO Edge: Great! I think you were right. My mind is still there a little bit. Rafi. I was going to ask Ben to walk us through just a little more detail on the path to profitability. I think it’s really important, particularly in this climate. So, Ben, as much as you can. Explain how you’re going to get there?

Ben Friedman, President & CFO - BOA Acquisition Corp: What we’ve seen with the justity, but going from negative forty-three million last year to twenty-five, odd change this year. I’m sorry in 2021 what drove that, well, a couple of things. Obviously, we open more locations, but we open better locations, larger boxes, and so I think what we’ve learned as a company going through this process. I’ve had the benefit of being able to work with Rafi and his team over the last fifteen months when we started this process. But we’re targeting bigger boxes. We’re targeting more unique accessible locations, and we’re able to charge higher room rates. So back to what we said earlier. It’s it’s number of rooms times the rate times occupancy is going to get me to a number, and as long as I can keep my corporate overhead and check, because I’ve invested all this money already that takes me to a really really intriguing inflection point, and as the brand is strengthened and started to resonate. By the way, I think going public is going to have innumerable benefits, both on the capital raising side from, real estate and the cost to that capital, but also in terms of resonating with the customer base. We’ve seen ADRs go up month over month. Revenue goes up month over month. It’s a very, very powerful story, while the bottom line is staying lower. Actually, we continue to reduce it, not only as a presenter to revenue, but on an actual, hard numbers basis. That’s interesting. That’s how you get to, even on cash flow positivity, which is unique, particularly for a company growing 140%, 150% year over year, that’s a really really special story in a market that wants to see these types of things, and it’s something you can really sink your teeth that new. It’s not ethereal. We have a box. We have one hundred and sixty-three of these boxes, and, if you break it down by quadrants, people stay there, people eat there, they drink there. People go to these experiences there, content programming and people work there. I can understand that business model and the breakdown. And because I’m able to drive so much flip traffic from people not staying there, it makes each one of these quadrants more valuable because more people are coming. I can actually charge more for my rate for the person staying there, if I was going to charge ten dollars for a drink. I got all these other people coming. I can charge fifteen or twenty dollars for a drink. That’s how this company is going to continue to grow, and I have full faith in management’s ability to deliver on it, because I’ve seen them come out of the worst time in hospitality. Okay, on door now, right and they’ve risen and shown or a really unique way to to drive this flip traffic, which is ultimately benefited us, and we’re looking forward to an extra incredibly strong 2023, and more importantly, a really really strong close to 2022, and I think that it’s a story, that makes a lot of sense here, and we’re very excited about it.

John Jannarone, Editor-in-Chief - IPO Edge: Great? No, no, that was terrific. Ben, we’ve got a question here from the audience from Nicholas, who’s asking about the average number of nights guests per day. And we talked about some of these guests who stay a really long time. But tell us, tell us how that, how that looks, And also is it really important, because what I was just thinking is Ben was talking, If you have people who stay zero nights who are still great customers. So do you need people to stay a really long time? And how does that look?

Rafael Museri, CEO - Selina: No, I think it was important for us to see that it’s possible in difficult times when the shorter market, for whatever reason is less available, we can shift the business toward the long term. Obviously, when it’s long term. Then the ADR becomes lower. Right You sell a package of three thousand dollars a month. It’s the one hundred dollars average ADR on a daily basis for a short term. rental. You sell it one hundred and sixty or seventy eighty, so I think companies always prefer to stay in the short term if there is an app demand, so I think that the long term it was a great experience for us, but at the same time to maintain our remote workers and digital nomads Community and happy we’re always keeping at 20% to 25% of the inventory available for them in order to have the power of a community that stay in, travel within the brand. By the way, long-term rentals also give finance stability, right? It’s a security almost as it is right as an annual recurring revenue. Because you know what to expect from this community while the short term rentals, It’s something that changed over there.

John Jannarone, Editor-in-Chief - IPO Edge: Great. Now for those who Haven’t looked. I encourage everyone to check out the investor presentation. If you just Google Selina Investor Presentation. You’ll find it pretty easily. , there’s a map in there that shows your international footprint, which is spread all over the place. But Where? Where’s the next opportunity? Where are you going to go? I mean you’re in the US. But not a whole lot yet. Are you going to focus? you’re going to need to focus on South America, Where? Where’s the best target location? Rafi.

Rafael Museri, CEO - Selina: So we will. First of all, we started in emerging markets, and then we started shifting towards developed markets. Today we’re close to sixty, forty towards emerging, and we’re going to get there by the end of 2023. We’re going to get very close to fifty fifty between emerging and developing but then we’re planning to stay in this ratio, and we believe that it’s important to deliver the two types of products. Number one number. Number two, we’re definitely gonna speed the growth in the United States and Central Europe. But at the same time we just opened the first property in Thailand and the southeast Asia would become more and more interesting for us. We opened the first property in Spain, a huge market, and thousands of distress and hotels that I believe will be very excited to meet our teams and to stop being converted. ! So Spain, Africa, Morocco area, south, East Asia, and speeding our growth in the United States. That’s the focus for two thousand and twenty-three.

John Jannarone, Editor-in-Chief - IPO Edge: Okay, great. Another question popped in. Ben, might want to take this one. Someone asked, what does unit economics look like at a mature property.

Ben Friedman, President & CFO - BOA Acquisition Corp: So, as Rafi mentioned, it’s a young company. Average age is sub two years. The way we classify what would constitute a mature property is slightly different from a traditional hotel operator, who would say, property needs somewhere between thirty-six and seventy-two months. Given our average age we’ll say it’s somewhere between a year and eighteen months, and what we’ve seen is, particularly in the locations we’ve opened as Rafi mentioned, given the mix shift towards more developed markets, we’ve seen unilateral economics north of twenty on a contribution basis, and on a blended basis throughout the portfolio. Those mature properties tend to strip obviously newly open properties. But what we’ve seen particularly over the last six to twelve months is a direct correlation with total engagement at the brand, and the ability for those mature properties to actually help uplift our new openings. So, from a contribution level margin perspective. Twenty to twenty-five is what we’re seeing across the breadth of the portfolio of properties, eighteen to twenty-four months, thirty-six months in nature.

John Jannarone, Editor-in-Chief - IPO Edge: Okay, Great, we’re almost out of time here. I just want to remind everyone that we’ll to replay up shortly, you can check out, if you have to drop off, or if you want to watch us again. Gentlemen, this has been really really helpful. Before we finish up here, Rafi and I’ll let Ben answer this. Since you guys have shared the air time here pretty equally. The 21st is the vote, soon after the ticker will change, you’ll be an independent entity. What are you excited about for the rest of the year? Rafi. What what’s in your mind when once you go public in it’s probably just a few weeks

Rafael Museri, CEO - Selina: Again, many advantages being the public company and the growth side. I’m expecting them to start enjoying those benefits. I also believe that being a public company creates an additional discipline which I felt in the last year already, since then, C Level joined our team. I think they’re pushing us for excellence in areas which a startup company is growing experientially. I feel that it’s just the time for us to shift from startup to grown up from a discipline. But at the same time, I promise to do any possible efforts to maintain the unique culture of thousands of young people that work in this company, it’s almost impossible to differentiate between them and our customers. It’s just young, motivated people. So for me to keep this culture of a company that was born from a survey in Latin America. This is key to not allowing this public company to change this energy. And this is where I am

John Jannarone, Editor-in-Chief - IPO Edge: great, that’s that. That was perfect, Ben, any last thoughts?

Ben Friedman, President & CFO - BOA Acquisition Corp: We’re very excited, as you mentioned when the vote is, and looking forward to seeing Selina as a standalone public entity. Three point five average length of stay, occupancy of 60% year over year. A very clear path to break- even if not positive, in the fourth quarter. And on into 2023. I think that it’s a story that should resonate with investors, and I’m happy to make myself available for any individual calls or answer any additional questions yourself or the community of people involved on this call may have, but John and Jared, I want to thank you so much for your time. It was a pleasure to speak and look forward to speaking further.

John Jannarone, Editor-in-Chief - IPO Edge: Rafi Museri, who’s the CEO of Selina. Gentlemen, Thanks, thanks a lot for taking all the time this morning. Have a good day.

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